

March 21, 2014

Via Email
Laura A. Marriott
Chief Executive Officer
NeoMedia Technologies, Inc.
100 West Arapahoe Avenue, Suite 9
Boulder, CO 80302

> **Re: NeoMedia Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 000-21743**

Dear Ms. Marriott:

We have reviewed your letters dated December 19, 2014 and February 19, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 22, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Note 4 – Financing – page 35

1. We continue to evaluate your responses to prior comments 1 to 4 and your supplemental responses received on February 19, 2014 and have the following comments.

    - Describe in greater detail how you determined the discount rate to apply in the valuation model. We note that you state that the "discount rate was 6.31% based on similar instruments in poor standing that are considered to be highly speculative with

Laura A. Marriott
NeoMedia Technologies, Inc.
March 21, 2014
Page 2

substantial risk of default." Explain why the rate is not higher for such instruments and indicate why you believe your instrument is comparable to those instruments used to obtain a discount rate.

- Tell us why the "final" valuation of the instruments does not apply a probability notion when determining the fair value for the entire instruments. That is, explain why the full present value of the debt and the full fair value assigned to the embedded derivative are combined to arrive at the fair value of the entire instrument instead of a portion of each value based on a probability of each possible scenario occurring. You state that "The Company believed that the likelihood of the settlement of the Debentures in cash or cessation of operations and liquidation was de minimis." Therefore, it appears that the total value of the instrument would factor this belief into the overall valuation of each instrument.

- Explain why the Value per Flexible Monte Carlo technique does not reflect significant dilution in value as compared to the conversion price and your quoted stock price. In this regard, it appears that converting the instrument into shares of common stock would result in the issuance of approximately 239 billion shares resulting in a significant increase in the number of shares outstanding. It appears that this would result in significant dilution of your stock price and values used on the model. Indicate how you considered the resulting value of the derivative in comparison to your enterprise value or your market capitalization. The value assigned to the embedded derivative is significantly larger than your market capitalization as of each reporting period.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief